The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated March 25, 2013
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated February 27, 2013
US$    ●
Senior Medium-Term Notes, Series B
Autocallable Barrier Notes with Contingent Coupon due April 29, 2016
Linked to the iShares® Russell 2000 Index Fund
•
The notes are designed for investors who seek fixed contingent interest payments if the closing price of the iShares® Russell 2000 Index Fund (the “Reference Stock”) is equal to or greater than the Interest Observation Price (as defined below) on each applicable Interest Observation Date.  If the notes are not automatically redeemed, investors should be willing to accept a payment at maturity that will not exceed the principal amount and be willing to lose 1% of their principal amount for each 1% that the price of the Reference Stock decreases, if that decrease as of the Valuation Date exceeds 15% of its price on the Pricing Date.

•	Investors in the notes should be willing to lose up to 100% of their principal amount at maturity.

•
The notes will pay Contingent Interest on each semi-annual Interest Payment Date equal to 3.50% of the principal amount ($35.00 per $1,000 in principal amount) if the closing price of the Reference Stock on the applicable Interest Observation Date is equal to or greater than the Interest Observation Price (which is equal to 85% of the Initial Stock Price). Accordingly, the maximum return on the notes will be 7.00% per annum.  However, if the closing price of the Reference Stock is less than the Interest Observation Price on an Interest Observation Date, the notes will not pay the Contingent Interest for that Interest Observation Date.

•	The notes will be redeemed prior to maturity if, on any Call Date, the closing price of the Reference Stock is greater than the Initial Stock Price.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on April 25, 2013, and the notes are expected to settle on or about April 30, 2013.

•	The notes are scheduled to mature on April 29, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RND3.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and “Risk Factors” section beginning on page S-3 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about April 30, 2013.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●

Total	US$ ●	US$ ●	US$ ●

(1)      In addition to the agent’s commission, the price to public specified above is expected to include the profit that we would recognize earned by hedging our exposure under the notes.  The agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Stock:	iShares® Russell 2000 Index Fund (Bloomberg symbol: IWM). See the section below entitled “The Reference Stock” for additional information about the Reference Stock.

Contingent Interest:
If the price of the Reference Stock on the applicable Interest Observation Date is greater than or equal to the Interest Observation Price, Contingent Interest will be paid on the applicable Interest Payment Date.  The Contingent Interest per semi-annual interest period is 3.50%, which is equal to 7.00% per annum.

Interest Observation Dates:	October 28, 2013, April 25, 2014, October 28, 2014, April 27, 2015, October 27, 2015, and the Valuation Date.

Interest Observation Price:	85% of the Initial Stock Price.

Interest Payment Dates:
Contingent Interest on the notes, if any, will be paid in semi-annual installments of $35 per $1,000 in principal amount of the notes on the third business day following an Interest Observation Date, provided that the final Interest Payment Date is the Maturity Date.

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than the Initial Stock Price, the notes will be automatically redeemed.

Payment Upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, investors will receive $1,000 for each $1,000 in principal amount of the notes, plus the Contingent Interest applicable to that date.

Call Dates:	October 28, 2013, April 25, 2014, October 28, 2014, April 27, 2015 and October 27, 2015.

Call Settlement Dates:	The third business day following a Call Date.

Payment at Maturity (if held to the Maturity Date):
If the notes are not automatically redeemed, the payment at maturity for each of the notes will be a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Stock Price, determined on the Valuation Date, and calculated as follows:

•      If the Final Stock Price is greater than or equal to the Trigger Price on the Valuation Date, the Payment at Maturity will be $1,000 plus the Contingent Interest otherwise due as described above.

•      If the Final Stock Price is less than the Trigger Price on the Valuation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the price of the Reference Stock from the pricing date to the Valuation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

Trigger Price:	85% of the Initial Stock Price

Initial Stock Price:	The closing price of one share of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of one share of the Reference Stock on the Valuation Date.

Percentage Change:	Final Stock Price – Initial Stock Price, expressed as a percentage. Initial Stock Price

Monitoring Period:	The Valuation Date.

Physical Delivery Amount:	Not applicable. The payment at maturity is payable only in cash.

Pricing Date:	On or about April 25, 2013

Settlement Date:	On or about April 30, 2013, as determined on the Pricing Date.

Valuation Date:	On or about April 26, 2016, as determined on the Pricing Date. The Valuation Date will be the final Interest Observation Date.

Maturity Date:	On or about April 29, 2016, as determined on the Pricing Date.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date, Settlement Date, Interest Observation Dates, Call Dates, Valuation Date and Maturity Date for the notes are subject to change, and will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated February 27, 2013, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated February 27, 2013:
http://www.sec.gov/Archives/edgar/data/927971/000121465913001074/c222130424b2.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data//927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. If the notes are not automatically redeemed, the payment at maturity will depend on whether the Final Stock Price is less than the Trigger Price. If the Final Stock Price of the Reference Stock on the Valuation Date is below the Trigger Price then you will lose 1% of the principal amount of the notes for every 1% that the Final Stock Price is less than the Initial Stock Price.  Accordingly, you may lose the entire principal amount of your notes.

•
You may not receive any Contingent Interest with respect to your notes. We will not necessarily make periodic coupon payments on the notes. If the closing price of the Reference Stock on an Interest Observation Date is less than the Interest Observation Price, we will not pay you the Contingent Interest applicable to that Interest Observation Date. If the closing price of the Reference Stock is less than the Interest Observation Price on each of the Interest Observation Dates, we will not pay you any Contingent Interest during the term of the notes, and you will not receive a positive return on the notes. Furthermore, the non-payment of the Contingent Interest on the final Interest Observation Date will coincide with a loss of principal on the notes, because in such a case, the Final Stock Price will be less than the Trigger Price.

•
Your potential return on the notes is limited. The return on the notes is limited to the pre-specified Contingent Interest, regardless of any increase in the price of the Reference Stock.  As a result, the return on an investment in the notes could be less than the return on a direct investment in the Reference Stock. In addition, the total return on the notes will vary based on the number of Interest Observation Dates on which the Contingent Interest is payable prior to maturity.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than its Initial Stock Price. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or securities included in the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the agent’s commission and hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMOCM or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial  price to public. The initial price to public will include, and any price quoted to you is likely to exclude, the agent’s commission paid in connection with the initial distribution.  The initial price to public is also expected to include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
Owning the notes is not the same as owning the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the Reference Stock.  Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amounts payable on the notes.

•
You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Reference Stock or such other securities.

•
Changes that affect the index underlying the Reference Stock will affect the market value of the notes and the amount you will receive at maturity. — The policies of Russell Investment Group (“Russell”), the sponsor of the Russell 2000 Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amounts payable on the notes, and the market value of the notes prior to maturity.  The amounts payable on the notes and their market value could also be affected if Russell changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if Russell discontinues or suspends the calculation or publication of the Underlying Index.

Russell is not an affiliate of ours and will not be involved in any offerings of the notes in any way.  Consequently, we have no control over the actions of Russell, including any actions of the type that would require the calculation agent to adjust the payments to you on the notes. Russell has no obligation of any sort with respect to the notes.  Thus, Russell has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to Russell.

•
An investment in the notes is subject to risks associated in investing in stocks with a small market capitalization. — The Underlying Index consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the share price of the iShares® Russell 2000 Index Fund may be more volatile than that of a market measure that does not track solely small-capitalization stocks.  Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends.  In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals.  Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies.  These companies may also be more susceptible to adverse developments related to their products or services.

•
Adjustments to the Reference Stock could adversely affect the notes. — BlackRock, Inc. (collectively with its affiliates, “BlackRock”), in its role as the sponsor and advisor of the Reference Stock, is responsible for calculating and maintaining the Reference Stock. BlackRock can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time.  If one or more of these events occurs, the calculation of the amounts payable on the notes may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amounts payable on the notes and/or the market value of the notes.

•
We and our affiliates do not have any affiliation with the investment advisor of the Reference Stock and are not responsible for its public disclosure of information. — We and our affiliates are not affiliated with BlackRock in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Stock. BlackRock is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about BlackRock or the Reference Stock contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Reference Stock.

•
The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

•
The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Reference Stock, or futures or options relating to the Reference Stock, or other derivative instruments with returns linked or related to changes in the performance of the Reference Stock.  We or our affiliates may also engage in trading of shares of the Reference Stock or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect the payments on the notes.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•
You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on Reference Stock or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•
Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Examples of the Hypothetical Payments for a $1,000 Investment in the Notes

The following examples illustrate the hypothetical payments at maturity on a $1,000 investment in the notes, based on a hypothetical Initial Stock Price of $94.16 (the closing price of the Reference Stock on March 22, 2013), and a hypothetical Trigger Price and hypothetical Interest Observation Price of $80.04 (approximately 85% of the hypothetical Initial Stock Price, rounded to two decimal places).

The hypothetical examples shown below are intended to help you understand the terms of the notes, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to its Initial Stock Price.  Your total return on the notes will depend on (i) whether or not the notes are called on any of the Call Dates prior to maturity; (ii) the number of contingent interest payments you receive on the applicable Interest Payment Dates and (iii) if the notes are not called prior to maturity, the actual cash amount that you will receive will depend upon the Final Stock Price of the Reference Stock on the Valuation Date, and whether or not it is below the Trigger Price.

Example 1 — The notes are called on the first Call Date.

Hypothetical Stock Price on the First Call Date	Percentage Chadnge	Total Payment Received on the First Call Settlement Date			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$98.87	+5%	$1,000.00 (100%)	$35.00 (One Interest Payment)	$1,035.00	3.50%

Since the closing price of the Reference Stock on the first Call Date is above the Initial Stock Price, and the notes are called, and you will receive on the applicable Call Settlement Date the sum of your principal amount plus the first interest payment.  You would not receive any further payment on the notes.

Example 2 — The notes are not called during their term, the closing price on one of the Interest Observation Dates falls below the Interest Observation Price, and the Final Stock Price is above the Trigger Price.

Hypothetical Final Stock Price on the Valuation Date	Percentage Change	Total Payment Received by the Maturity Date.			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$84.74	-10%	$1,000.00 (100%)	$175.00 (Five Interest Payments)	$1,175.00	17.50%

Since the notes are not called prior to maturity and the Final Stock Price is above the Trigger Price, you will receive at maturity your full principal amount plus the final interest payment.  However, since the closing price of the Reference Stock on one of the Interest Observation Dates fell below the Interest Observation Price, you would have only received four previous interest payments on the relevant Interest Payment Dates. The total return on the notes will equal the sum of your principal amount plus the five interest payments you received (which is inclusive of the final interest payment).

Example 3 — The notes are not called during their term, on four of the Interest Observation Dates the closing price falls below the Interest Observation Price, and the Final Stock Price is below the Trigger Price.

Hypothetical Final Stock Price on the Valuation Date	Percentage Change	Total Payment Received by the Maturity Date.			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$65.91	-30%	$700.00 (70%)	$35.00 (One Interest Payment)	$735.00	-26.50%

The notes are not called prior to maturity; however, the Final Stock Price is less than the Trigger Price. Therefore, instead of your full principal, you will receive at maturity a cash amount equal to:

$1,000 + ($1,000 x Percentage Change)

Since the closing price of the Reference Stock on four of the Interest Observation Dates fell below the Interest Observation Price, you would have only received one previous interest payment on the applicable Interest Payment Date. In addition, you will not receive the final interest payment, since the Final Stock Price is below the Interest Observation Price on the final Interest Observation Date.  The total return on the notes will equal the sum of the one interest payment you received and the loss on your principal, therefore a total return that is negative.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

The Reference Stock

We have derived the following information regarding the Reference Stock from publicly available documents published by BlackRock. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Stock and the Reference Stock will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Reference Stock or any assets included in the Underlying Index. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Stock have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the value of the shares of the Reference Stock on the valuation date and therefore could affect the payment at maturity.

Information concerning the Reference Stock filed with the SEC by iShares under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively. Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC’s website at www.sec.gov. None of this publicly available information is incorporated by reference into this pricing supplement.

The selection of the Reference Stock is not a recommendation to buy or sell the shares of the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Stock.

iShares consists of numerous separate investment portfolios (the “iShares Funds”), including the Reference Stock. The Reference Stock seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Stock typically earns income from dividends from securities held by the Reference Stock. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Stock’s shareholders as “ordinary income.” In addition, the Reference Stock realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the Reference Stock, you will not be entitled to receive income, dividend, or capital gain distributions from the Reference Stock or any equivalent payments.

“iShares®” and “BlackRock®” are registered trademarks of BlackRock®. The notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares Funds make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BlackRock® nor the iShares Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the Reference Stock or any of the iShares Funds.

The iShares® Russell 2000 Index Fund is intended to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index, the Russell 2000 Index. The shares of the Reference Stock trade on the NYSE Arca under the ticker symbol “IWM.”

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Russell 2000 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

Russell began dissemination of the Underlying Index on January 1, 1984 and calculates and publishes the Underlying Index.  The Underlying Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Underlying Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Underlying Index

All companies eligible for inclusion in the index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible for the index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special-purpose acquisition companies, and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion in the index.

Annual reconstitution is a process by which the index is completely rebuilt. On the last trading day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other Russell indexes are determined from that set of securities. Reconstitution of the index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

Historical Performance of the Reference Stock

The following table sets forth the quarter-end high and low closing prices of the Reference Stock from the first quarter of 2010 through March 22, 2013.

The historical prices of the Reference Stock are provided for informational purposes only.  You should not take the historical prices of the Reference Stock as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the Reference Stock

		High ($)	Low ($)

2010	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94

2011	First Quarter	84.17	77.18
	Second Quarter	86.37	77.77
	Third Quarter	85.65	64.25
	Fourth Quarter	76.45	60.97

2012	First Quarter	84.41	74.56
	Second Quarter	83.79	73.64
	Third Quarter	86.40	76.68
	Fourth Quarter	84.69	76.88

2013	First Quarter (through March 22, 2013)	94.80	86.65